Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

Three and six months ended December 31, 2021 and 2020

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at December 31, 2021 and June 30, 2021

(Expressed in Canadian dollars)

	December 31, 2021 (unaudited)	June 30, 2021 (audited)

ASSETS
Current assets
Cash	$139,541,100	$27,988,471
Receivables	146,684	139,396
Prepaid expenses	2,480,768	249,671
Total current assets	142,168,552	28,377,538
Non-current assets
Reclamation deposit (Note 4)	79,439	77,660
Exploration and evaluation assets (Note 3)	33,891,005	31,590,194
Intangible asset (Note 5)	1,595,272	1,691,575
Pilot plant (Note 6)	6,189,655	12,338,741
Asset under construction – Commercial plant (Note 7)	349,130	-
Right of use asset (Note 8)	352,504	-
Deposits	12,415	-
Total non-current assets	42,469,420	45,698,170
TOTAL ASSETS	$184,637,972	$74,075,708

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,156,485	$2,408,302
Lease liability – short-term (Note 8)	69,204	-
Total liabilities current	1,225,689	2,408,302
Non-current liabilities
Decommissioning provision (Note 10)	126,780	123,940
Lease liability – long-term (Note 8)	285,394	-
TOTAL LIABILITIES	1,637,863	2,532,242

EQUITY
Share capital (Note 11)	249,000,961	122,996,406
Reserves (Note 11)	22,009,148	19,563,420
Deficit	(86,544,400)	(68,617,507)
Accumulated other comprehensive loss	(1,465,600)	(2,398,853)
TOTAL EQUITY	183,000,109	71,543,466
TOTAL LIABILITIES AND EQUITY	$184,637,972	$74,075,708

Nature and Continuance of Operations (Note 1)

Commitments (Notes 3 and 12)

Subsequent Events (Note 15)

Approved by the Board of Directors and authorized for issue on February 10, 2022.

“Robert Mintak”	“Dr. J. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and Six months ended December 31, 2021 and 2020

(Expressed in Canadian dollars - unaudited)

	Three months ended December 31,		Six months ended December 31,
	2021	2020	2021	2020
Administrative Expenses

Advertising and investor relations	$48,870	$65,785	$115,064	$140,084
Amortisation – intangible asset (Note 5)	48,152	48,151	96,304	96,302
Amortisation – pilot plant (Note 6)	3,729,731	3,290,116	7,342,858	4,724,990
Amortisation – office lease (Note 8)	20,736	-	20,736	-
Carbon capture research & development	10,139	-	10,139	-
Consulting fees	392,771	222,550	762,003	398,157
Filing and transfer agent	156,760	58,910	186,620	79,349
Foreign exchange	271,608	(401,411)	263,201	(601,326)
Management fees (Note 12)	370,712	616,200	740,234	851,438
Office and administration	630,249	122,992	1,228,397	189,134
Patent	119,270	84,691	236,160	106,205
Pilot plant operations (Note 6)	1,944,764	1,238,480	4,281,206	1,968,907
Preliminary economic assessment	33,657	-	87,130	-
Professional fees	369,004	99,103	682,871	210,251
Project investigation	260,614	-	575,859	-
Share-based payments(Notes 11 and 12)	71,711	270,432	1,186,845	291,221
Travel	103,518	58	125,627	58

Loss from operations before other items	(8,582,266)	(5,716,057)	(17,941,254)	(8,454,770)

Other (expenses) income
Interest Income, net of fees	18,576	---	18,576	-
Interest and accretion expense	(4,215)	(48,033)	(4,215)	(96,827)
Other (expenses) income	14,361	(48,033)	14,361	(96,827)

Net loss	(8,567,905)	(5,764,090)	(17,926,893)	(8,551,597)
Other comprehensive gain/(loss)
Item that may be reclassified subsequently
to income or loss:
Currency translation differences of foreign operations	(257,652)	(2,217,228)	933,253	(3,296,839)
Total comprehensive loss	(8,825,557)	(7,951,318)	(16,993,640)	(11,848,436)

Basic and diluted loss per share	$(0.06)	$(0.05)	$(0.12)	$(0.09)

Weighted average number of common shares outstanding – basic and diluted	151,389,324	113,848,242	147,394,452	99,890,016

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2021 and 2020

(Expressed in Canadian dollars - unaudited)

	Number of shares	Share capital	Reserves	Deficit	Accumulated other comprehensive income	Total equity
Balance, June 30, 2020	105,497,320	$70,990,300	$15,716,067	$(43,183,131)	$2,073,460	$45,596,696
Share-based payment	-	-	291,221	-	-	291,221
Shares issued for private placement, net of costs	15,697,500	31,871,382	-	-	-	31,871,382
Shares issued for evaluation &exploration assets	500,000	1,025,000	-	-	-	1,025,000
Warrants exercised	6,910,190	6,286,340	-	-	-	6,286,340
Stock options exercised	475,000	839,693	(430,943)	-	-	408,750
Net loss for the period	-	-	-	(8,551,597)	-	(8,551,597)
Currency translation differences for foreign operations	-	-	-	-	(3,296,839)	(3,296,839)
Balance, December 31, 2020	129,080,010	$111,012,715	$15,576,345	$(51,734,728)	$(1,223,379)	$73,630,953

Balance, June 30, 2021	141,166,203	$122,996,406	$19,563,420	$(68,617,507)	$(2,398,853)	$71,543,466
Share-based payment	-	-	1,186,845	-	-	1,186,845
Shares issued for private placement, net of costs	13,480,083	118,240,689	2,211,663	-	-	120,452,352
Share issuance costs	-	(241,396)	-	-	-	(241,396)
Warrants exercised	5,635,147	6,306,982	-	-	-	6,306,982
Stock options exercised	750,784	1,698,280	(952,780)	-	-	745,500
Net loss for the period	-	-	-	(17,926,893)	-	(17,926,893)
Currency translation differences for foreign operations	-	-	-	-	933,253	933,253

Balance, December 31, 2021	161,032,217	$249,000,961	$22,009,148	$(86,544,400)	$(1,465,600)	$183,000,109

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended December 31, 2021 and 2020

(Expressed in Canadian dollars - unaudited)

	Six Months Ended
	December 31,	December 31,
	2021	2020
Cash flows from (used in) operating activities
Net loss	$(17,926,893)	$(8,551,597)
Add items not affecting cash
Share-based payment	1,186,845	291,221
Interest accrued	-	48,033
Foreign exchange	(30,257)	(417,710)
Amortisation – pilot plant	7,342,858	4,724,990
Amortisation – intangible asset	96,303	96,302
Amortisation – office lease	20,736	-
Interest expense	4,215	-
Net changes in non-cash working capital items to operations:
Receivables	(7,288)	(89,480)
Prepaid expenses	(2,243,512)	(78,228)
Accounts payable and accrued liabilities	(1,609,101)	(1446,204)
Net cash used in operating activities	(13,166,094)	(5,422,673)

Cash flows used in investing activities
Exploration and evaluation assets	(1,554,435)	(1,094,953)
Pilot plant	(800,859)	(1,814,531)
Commercial plant development	(166,565)	-
Net cash used in investing activities	(2,521,859)	(2,909,484)

Cash flows from financing activities
Proceeds from private placement, net of costs	120,452,352	31,871,382
Share issuance costs	(241,396)	-
Exercise of warrants	6,306,982	6,286,340
Exercise of options	745,500	408,750
Lease payments	(22,856)	-
Net cash from financing activities	127,240,582	38,566,472

Net change in cash	111,552,629	30,234,315
Cash, beginning of period	27,988,471	4,141,494
Cash, end of period	$139,541,100	$34,375,809

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

1.       Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The address of the Company’s corporate office and principal place of business is 110,375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has no sources of revenue and as at December 31 2021 had an accumulated deficit of $86,544,400 (June 30, 2021 - $68,617,507). These matters raise significant doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity financings. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During March 2020, the World Health Organisation declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

2.       Basis of Presentation

a)       Statement of compliance

The condensed consolidated interim financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2021, which were prepared in accordance with IFRS as issued by the IASB.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation – continued

b)        Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 16, 2021, the Company incorporated 4578962 LLC in Delaware, USA as a subsidiary of Arkansas Lithium Corp. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario. On February 3, 2021, the Company incorporated Texas Lithium Holding Corp. in the Province of British Columbia and on February 11, 2021 the Company incorporated its wholly owned subsidiary Texas Lithium Corp. in the State of Nevada, USA. On June 9, 2021, the Company amalgamated Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited into Standard Lithium Ltd. On July 19, 2021, the Company incorporated its wholly owned subsidiary 1093905 LLC in the State of Delaware, USA and subsequently changed its name to Cass County Brine LLC on December 16, 2021. On December 16 2021, the Company incorporated the following entities in Delaware, USA; its wholly owned subsidiary SLL El Dorado Parent LLC which is the parent company to SLL El Dorado South Holdco LLC which holds SLL El Dorado South LLC. The Company also incorporated its wholly owned subsidiaries SLL Carbon Capture LLC. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)        Functional and presentation currency

Items included in the condensed consolidated interim financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiary, Texas Lithium Holdings Corp. is the Canadian dollar. The functional currency of its US subsidiaries, 1093905 Nevada Corp., California Lithium Ltd., Arkansas Lithium Corp., Texas Lithium Corp, Cass County Brine LLC, SLL El Dorado Parent LLC, SLL El Dorado South Holdco LLC, SLL El Dorado South LLC, SLL Carbon Capture LLC and 4578962 LLC is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

▪    Assets and liabilities are translated at the closing rate at the reporting date;

▪    Income and expenses for each income statement are translated at average exchange rates for the period; and

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation – continued

c)        Functional and presentation currency – continued

▪    All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)        Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3.       Exploration and Evaluation Expenditures

	California	Arkansas
	Property $	Property $	Total $

Acquisition costs:
Balance, June 30, 2020	9,753,766	12,273,322	22,027,088
Acquisition of property	3,897,975	945,501	4,843,476
Effect of movement in foreign exchange rates	(883,192)	(1,111,336)	(1,994,528)
Balance, June 30, 2021	12,768,549	12,107,487	24,876,036
Acquisition of property	115,611	1,269,930	1,385,541
Effect of movement in foreign exchange rates	292,582	277,435	570,017
Balance, December 31, 2021	13,176,742	13,654,852	26,831,594

Exploration Costs:
Balance, June 30, 2020	4,554,718	2,366,542	6,921,260
Other exploration costs	10,757	408,853	419,610
Effect of movement in foreign exchange rates	(412,424)	(214,287)	(626,711)
Balance, June 30, 2021	4,153,051	2,561,108	6,714,159
Other exploration costs	11,019	180,383	191,402
Effect of movement in foreign exchange rates	95,164	58,686	153,850
Balance, December 31, 2021	4,259,234	2,800,177	7,059,411

Balance, June 30, 2021	16,921,600	14,668,594	31,590,194
Balance, December 31, 2021	17,435,976	16,455,029	33,891,005

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

3.       Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the "Option Purchase Agreement") with TY & Sons Explorations (Nevada), Inc. ("TY & Sons") and Nevada Alaska Mining Company Inc. ("Nevada Mining"), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the "Underlying Option Agreement"). Under the Underlying Option Agreement, TY & Sons has the option (the "Option") to acquire from Nevada Mining an interest in the California Property (collectively, the "Option Purchase"), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

•	US$125,000 on closing of the Option Purchase Agreement (paid)
•	US$50,000 on or before July 7, 2017 (paid)
•	US$50,000 on or before July 7, 2018 (paid)
•	US$50,000 on or before July 7, 2019 (paid)
•	US$50,000 on or before July 7, 2020 (paid)

•	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)
•	Issue 500,000 common shares on or before October 1, 2017 (issued)
•	Issue 500,000 common shares on or before October 1, 2018 (issued)
•	Issue 500,000 common shares on or before October 1, 2019 (issued)
•	Issue 500,000 common shares on or before October 1, 2020 (issued)

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

3.       Exploration and Evaluation Expenditures - continued

California Property – continued

•	US$25,000 on the Purchase Agreement date (paid)
•	US$50,000 on or before November 24, 2017 (paid)
•	US$100,000 on or before May 24, 2018 (paid)
•	US$100,000 on or before May 24, 2019 (paid)
•	US$100,000 on or before May 24, 2020 (paid)
•	US$100,000 on or before May 24, 2021 (paid)
•	US$100,000 on or before May 24, 2022
•	US$250,000 upon successful completion of a pre-feasibility study
•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 100,000 common shares on the closing date (issued)
•	Issue 100,000 common shares on or before November 24, 2017 (issued)
•	Issue 200,000 common shares on or before May 24, 2018 (issued)
•	Issue 200,000 common shares on or before May 24, 2019 (issued)
•	Issue 200,000 common shares on or before May 24, 2020 (issued)
•	Issue 200,000 common shares on or before May 24, 2021 (issued)
•	Issue 200,000 common shares on or before May 24, 2022
•	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc. (“TETRA”), to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

3.       Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $126,780 (US$100,000) (See Note 5), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

•	US$100,000 initial payment on April 23, 2018 (paid)
•	US$100,000 on or before October 23, 2018 (paid)
•	US$200,000 on or before April 23, 2019 (paid)
•	US$200,000 on or before April 23, 2020 (paid)
•	US$200,000 on or before April 23, 2021 (paid)
•	US$200,000 on or before April 23, 2022
•	US$200,000 on or before April 23, 2023
•	US$500,000 upon successful completion of a pre-feasibility study
•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 200,000 common shares on April 23, 2018 (issued)
•	Issue 200,000 common shares on or before October 23, 2018 (issued)
•	Issue 400,000 common shares on or before April 23, 2019 (issued)
•	Issue 400,000 common shares on or before April 23, 2020 (issued)
•	Issue 400,000 common shares on or before April 23, 2021 (issued)
•	Issue 400,000 common shares on or before April 23, 2022
•	Issue 400,000 common shares on or before April 23, 2023
•	Issue 1,000,000 common shares successful completion of a pre-feasibility study

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

3.       Exploration and Evaluation Expenditures - continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

•	US$500,000 before January 28, 2018 (paid)
•	An additional US$600,000 on or before December 29, 2018 (paid)
•	An additional US$700,000 on or before December 29, 2019 (paid)
•	An additional US$750,000 on or before December 29, 2020 (paid)
•	Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty. This additional annual payment was made on December 14, 2021.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities.The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. The Company has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee was paid in full on February 16, 2021.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

4.       Reclamation deposit

On September 6, 2017, the Company paid $79,439 (US$62,659) for a reclamation bond to the Bureau of Land Management California State (“BLM”) with respect to the exploration trenching and drilling on Bristol Dry Lake. This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

5.       Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);
(ii)	$250,000 on the closing date (paid);
(iii)	$250,000 promissory note payable six months after the closing date (paid);
(iv)	500,000 common shares on the closing date (issued);
(v)	$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (paid); and
(vi)	500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (issued).

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at June 30, 2020, the Company had satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

5.       Intangible asset - continued

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000
Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301
Balance, June 30, 2019	1,910,349
Amortisation	(27,740)
Balance, June 30, 2020	1,882,609
Amortisation	(191,034)
Balance, June 30, 2021	1,691,575
Amortisation	(96,304)
Balance, December 31, 2021	1,595,272

The intangible asset represents purchase of intellectual property rights and was put in use in conjunction with the operation of the Company’s pilot plant on May 9, 2020 (Note 6).

6.        Pilot plant

On May 9, 2020, the Company commenced full-time operation of its LiSTR pilot plant, located at LANXESS’ south plant facility in El Dorado, Arkansas. The pilot plant is the culmination of over three years of research and development activities by the Company and its partners. The pilot plant is a bespoke DLE (Direct Lithium Extraction) plant, designed to extract lithium directly and continuously from Smackover Formation brines. The plant is designed to process up to 50 USGPM of brine, extract the lithium, and produce a high quality, concentrated lithium chloride intermediate product.

The pilot plant is being amortized on a straight-line basis over its estimated useful life of 2 years and has an estimated salvage value of $640,000 (US$500,000) at the end of its estimated useful life.

The pilot plant operations costs include costs for personnel, management supervision, repairs and maintenance of the building and equipment, parts, membranes and reagents used in brine processing and process optimization costs.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

6.        Pilot plant - continued

As at December 31, 2021, the carrying value of the pilot plant is summarized as follows:

$
Balance at June 30, 2019	-
Costs transferred from asset under construction	25,964,026
Decommissioning provision	136,280
Amortisation	(3,722,862)
Balance at June 30, 2020	22,377,444
Additions	2,764,138
Amortisation	(11,360,466)
Effect of movement in foreign exchange rates	(1,442,375)
Balance at June 30, 2021	12,338,741
Additions	955,909
Amortisation	(7,342,858)
Effect of movement in foreign exchange rates	237,863
Balance at December 31, 2021	6,189,655

7.        Asset under construction – Commercial Plant

The Company is developing a commercial plant for the extraction of battery-grade lithium from tail brine from a stand-alone facility located adjacent the LANXESS facility in southern Arkansas. The commercial plant is under development and not available for use and therefore not subject to depreciation as at December 31, 2021.

8.        Right of use asset and lease liability

IFRS 16 requires how leases will be recognized, measured, presented and disclosed. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less for the underlying asset. On November 1, 2021, the Company leased their head office in Vancouver for a three year term ending October 31, 2024. The payments are made to the lessor monthly.

The lease liability was calculated using a discount rate of 6%. The details of the lease liability recognised during the period are as follows:

$
Balance at June 30, 2021	-
Additions	427,263
Discount on future commitment	(54,023)
Lease liability at December 31, 2021	373,240

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

8.        Right of use asset and lease liability - continued

Changes in the Company’s right of use assets during the period ended December 31, 2021 are as follows:

$
Balance at June 30, 2021	-
Additions	373,240
Amortisation	(20,736)
Balance at December 31, 2021	352,504

The right of use asset is being amortized on a straight-line basis over the 3 year lease term.

Changes in the Company’s lease liabilities during the period ended December 31, 2021 were are follows:

$
Balance at June 30, 2021	-
Additions	373,240
Lease payments	(22,856)
Interest on lease payments	4,215
Balance at December 31, 2021	354,599
Less: current portion	(69,204)
Lease liability – non-current	285,394

9.        Convertible loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 6).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common shares of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

9.        Convertible loan – continued

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability.

The gross proceeds of the Convertible loan were reduced by the transaction costs of US$199,869 resulting in a balance of US$3,550,131 on initial recognition. The Convertible loan is measured at amortized cost and will be accreted to maturity over the term at 4.1% per annum using the effective interest method.

On June 10, 2021, the Lender elected for early conversion of the loan in full and the Company issued 6,251,250 common shares and issued 3,125,625 share purchase warrants. Each warrant is exercisable to acquire an additional common share of the Company at a price of $1.20 until June 10, 2024. The full conversion of the loan facility retired the US$3,750,000 of long-term liability. The Company paid the Lender $181,286 of interest accrued on the loan from the period of October 29, 2019 to June 9, 2021.

$
Beginning balance at June 30, 2019	-
Initial recognition	4,641,796
Interest and accretion expense	132,034
Foreign exchange loss	181,670
Balance at June 30, 2020	4,955,500
Interest and accretion expense	173,662
Foreign exchange gain	(594,788)
Common shares issued for conversion	(4,353,088)
Interest paid	(181,286)
Balance at June 30, 2021 and December 31, 2021	-

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

10.        Decommissioning Provision

The following table presents the continuity of the decommissioning provision associated with the Company’s pilot plant:

$
Beginning balance at June 30, 2019	-
Initial recognition	136,280
Balance at June 30, 2020	136,280
Effect of movement in foreign exchange rates	(12,340)
Balance at June 30, 2021	123,940
Effect of movement in foreign exchange rates	2,840
Balance at December 31, 2021	126,780

The present value of the decommissioning provision of $126,780 (US$100,000) was calculated using an average risk-free rate of 0.25%. Decommissioning activities are expected to occur between 2023 and 2025.

11.       Share Capital

a)       Authorized capital

Unlimited number of common voting shares without nominal or par value

Unlimited number of preferred shares without par value issued in one or more series

161,032,217 common shares were issued and outstanding at December 31, 2021.

On October 1, 2020, the Company issued 500,000 common shares with a fair value of $1,025,000 to Nevada Alaska Mining Co. Ltd. (Note 3).

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

On April 23, 2021, the Company issued 400,000 common shares with a fair value of $1,600,000 to TETRA Technologies, Inc. (Note 3).

On May 21, 2021, the Company issued 200,000 common shares with a fair value of $786,000 to National Chloride. (Note 3).

On June 10, 2021, the Company issued 6,251,250 common shares to Lanxess Corporation upon the conversion of the convertible loan (Note 7).

During the year ended June 30, 2021, the Company issued a total of 11,245,133 common shares for the exercise of share purchase warrants. The Company received proceeds of $10,190,569 upon exercise. As at June 30, 2021, the Company held $39,000 as a receivable from the Company’s transfer agent which was received by the Company on July 21, 2021.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

11.       Share Capital – continued

During the year ended June 30, 2021, the Company issued a total of 1,375,000 common shares for the exercise of stock options. The Company received proceeds of $1,241,500 upon exercise and transferred $981,261 from contributed surplus to share capital.

On November 30, 2021, the Company closed a non-brokered private placement of 13,480,083 common shares at a price of $9.43 per share for gross proceeds of $127,070,000. In connection with the closing of the private placement, the Company paid a cash finders’ fee of $6,384,050, issued 336,877 finders’ warrants with a fair value of $2,211,663 and incurred $233,598 of additional share issuance costs. All shares and finders’ warrants are restricted for resale until March 31, 2021. The fair value of the finders warrants was calculated using the Black-Scholes option pricing model using an annualized volatility of 83%, a risk-free interest rate of 0.92%, a dividend rate of 0%, an expected life of 2 years and a share price on grant date of $13.23.

During the six months ended December 31, 2021, the Company issued a total of 5,635,147 common shares for the exercise of share purchase warrants for gross proceeds of $6,306,982.

During the six months ended December 31, 2021, the Company issued a total of 750,784 common shares for the exercise of stock options. The Company received proceeds of $745,500 and reclassified $952,780 from reserves to share capital upon exercise.

b)        Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at June 30, 2020	18,074,695	0.98
Expired	(141,317)	1.00
Exercised	(11,245,133)	0.93
Issued	3,125,625	1.20
Balance at June 30, 2021	9,813,870	1.13
Issued	336,877	11.09
Exercised	(5,635,147)	1.12
Balance at December 31, 2021	4,515,600	1.90

The weighted average contractual life of the warrants outstanding is 0.94 years.

c)       Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

11.       Share Capital – continued

c)       Options – continued

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

On January 18, 2021, the Company granted 1,200,000 stock options to directors and officers of the Company at a price of $3.39 for a period of 5 years. All of the stock options vested at grant.

On April 13, 2021, the Company granted 400,000 stock options to consultants of the Company at a price of $3.43 for a period of three (3) years with the stock options vesting one quarter at grant, one quarter three months from grant date, one quarter at six months from grant date and one quarter at nine months from grant date.

On July 20, 2021, The Company granted 200,000 stock options to a director of the Company at a price of $6.08 for a period of 5 years. All of the stock options vested at grant.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	2021	2020
Annualized volatility	81%	114%
Risk-free interest rate	0.73%	0.56%
Dividend rate	0%	0%
Expected life of options (years)	5	4
Forfeiture rate	0%	0%
Share price on grant date	$6.08	$3.41

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at June 30, 2020	13,525,784	$0.99
Options exercised	(1,375,000)	0.90
Options granted	1,600,000	3.40
Balance at June 30, 2021	13,750,784	1.29
Options exercised	(750,784)	0.99
Options granted	200,000	6.08
Balance at December 31, 2021	13,200,000	1.37

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

11.       Share Capital - continued

c)        Options - continued

The following table summarizes stock options outstanding and exercisable at December 31, 2021:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$

1.05	1,000,000	0.17	1.05	1,000,000	1.05
0.96	2,340,000	0.46	0.96	2,340,000	0.96
2.10	500,000	1.14	2.10	500,000	2.10
1.40	1,900,000	1.68	1.40	1,900,000	1.40
1.00	460,000	0.25	1.00	460,000	1.00
0.75	150,000	1.79	0.75	150,000	0.75
0.76	4,450,000	1.19	0.76	4,450,000	0.76
0.75	500,000	1.34	0.75	500,000	0.75
0.81	100,000	1.36	0.81	100,000	0.81
3.39	1,200,000	4.05	3.39	1,200,000	3.39
3.43	400,000	2.28	3.43	300,000	3.43
6.08	200,000	4.55	6.08	200,000	6.08
	13,200,000	1.69	1.37	13,100,000	1.38

12.       Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	December 31, 2021	December 31, 2020
Management fees	$740,234	$851,438
Share-based payments	940,268	-
Key management personnel compensation	$1,680,502	$851,438

As at December 31, 2021 there is $51,978 (June 30, 2021: $404,296) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

12.       Related Party Transactions - continued

On July 1, 2020, the Company entered into consulting agreements with the President & COO, CEO, CFO and a director of the Company. The new agreements provide for a “Change of Control” clause that can be triggered should certain events occur as follows:

a)	A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the board of directors of the Company following such transaction is such that the directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

b)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)	If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or

d)	If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

If the Company terminates the agreements other than for Just Cause, the Company shall provide the director or officers with working notice, payment in lieu of working notice or a combination of the two equal to twenty-four (24) months of fees applicable. As of December 31, 2021, the maximum amount that would be payable is $3,000,000.

13.       Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

14.       Financial Instruments and Financial Risk Management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the period ended December 31, 2021 and the year ended June 30, 2021.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

December 31, 2021	Level 1	Level 2	Level 3	Total

Cash	$139,541,100	$-	$-	$139,541,100

June 30, 2021	Level 1	Level 2	Level 3	Total

Cash	$27,988,471	$-	$-	$27,988,471

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

14.       Financial Instruments and Financial Risk Management - continued

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. At December 31, 2021, the Company has a working capital surplus of $140,942,863.

(iv)	Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	December 31, 2021 $	June 30, 2021 $
Cash	118,609,705	736,623
Accounts payable	(880,639)	(1,520,823)

At December 31, 2021, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.2678. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $11,773,000 in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars - unaudited)

15.       Subsequent Events

Subsequent to December 31, 2021, the Company issued 375,830 common shares upon the exercise of warrants for proceeds of $378,080 and 310,000 common shares upon the exercise of stock options for proceeds of $365,000.

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak, and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint seeks to certify a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. The complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain material facts regarding the Company’s LiSTR Direct Lithium Extraction (“LiSTR”) technology and “final product lithium recovery percentage” at its Direct Lithium Extraction Demonstration Plant in southern Arkansas. Plaintiff seeks various forms of relief, including monetary damages in an unspecified amount. The Company intends to vigorously defend against the Action.